ZENNIHOME HOLDINGS, INC.

(a Delaware corporation)

Form C/A

Second Amendment of Form C

Disclosures in Reg CF Offering

August 18, 2023

TABLE OF CONTENTS

PURPOSE OF THIS FORM

§227.201 (a) BASIC INFORMATION ABOUT THE COMPANY

§227.201 (b) DIRECTORS AND OFFICERS OF THE COMPANY

§227.201 (c) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

§227.201 (d) THE COMPANY'S BUSINESS AND BUSINESS PLAN

§227.201 (e) NUMBER OF EMPLOYEES

§227.201 (f) RISKS OF INVESTING

§227.201 (g) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

§227.201 (h) COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

§227.201 (i) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

§227.201 (j) THE INVESTMENT PROCESS

§227.201 (k) MATERIAL CHANGES

§227.201 (l) PRICE OF THE SECURITIES

§227.201 (m) TERMS OF THE SECURITIES

§227.201 (n) THE FUNDING PORTAL

§227.201 (o) COMPENSATION OF THE FUNDING PORTAL

§227.201 (p) INDEBTEDNESS OF THE COMPANY

§227.201 (q) OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

§227.201 (r) TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

§227.201 (s) THE COMPANY'S FINANCIAL CONDITION

§227.201 (t) THE COMPANY'S FINANCIAL STATEMENTS

§227.201 (u) DISQUALIFICATION EVENTS

§227.201 (v) UPDATES ON THE PROGRESS OF THE OFFERING

§227.201 (w) ANNUAL REPORTS FOR THE COMPANY

§227.201 (x) OUR COMPLIANCE WITH REPORTING OBLIGATIONS

§227.201 (y) OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

EXHIBIT A-1	WEFUNDER CAMPAIGN PAGE
EXHIBIT A-2	TRANSCRIPT TO VIDEO #1 ON CAMPAIGN PAGE
EXHIBIT A-3	TRANSCRIPT TO VIDEO #2 ON CAMPAIGN PAGE
EXHIBIT B	RISKS OF INVESTING
EXHIBIT C	FORM OF INVESTMENT AGREEMENT
EXHIBIT D	CERTIFICATE OF FORMATION OF ZENNIHOME CF LLC
EXHIBIT E	LIMITED LIABILITY COMPANY AGREEMENT OF ZENNIHOME CF LLC
EXHIBIT F	AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
EXHIBIT G	VOTING AGREEMENT
EXHIBIT H	CAP TABLE
EXHIBIT I	FINANCIAL STATEMENTS
EXHIBIT J	ADDITIONAL DISCLOSURES

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(a) – Basic Information About the Company

Name of Company	ZenniHome Holdings, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	March 8, 2022
Kind of Entity	Corporation
Street Address	1500 N. Desert Paintbrush Rd. Page AZ 86040
Website Address	http://www.zennihome.com

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	$7,653,369	$ 493,843
Cash & Equivalents	$228,118	$ 32,271
Account Receivable	$50,000	$ 0
Short-Term Debt	Financing leases - current $97,264 Notes payable - current $70,532 Notes payable - related party - current $60,486	$ 200,000
Long-Term Debt	Financing leases $292,173 Notes payable $270,798 Notes payable - related party $20,070	$ 0
Revenues/Sales	$0	$ 0
Cost of Goods Sold	$0	$ 0
Taxes Paid	$0	$ 0
Net Income	Loss ($3,061,256)	Loss ($692,310)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____X_____

NO   _____

Name of SPV	ZenniHome CF LLC
State of Organization (not necessarily where the SPV operates, but the State in which it was formed)	Delaware
Date SPV Was Formed (from the SPV's Certificate of Incorporation)	April 17, 2023
Kind of Entity (Check One)	Limited Liability Company
Street Address	4645 North 32nd Street, Suite A-255 Phoenix, AZ 85018

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is ZenniHome Holdings, Inc., the name of the SPV is ZenniHome CF LLC. You and all the other Regulation Crowdfunding investors will invest in ZenniHome CF LLC and ZenniHome CF LLC will, in turn, use your money to invest in ZenniHome Holdings, Inc. Hence, ZenniHome CF LLC will be reflected as one investor in ZenniHome Holdings, Inc.

ZenniHome Holdings, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future.

ZenniHome CF LLC will conduct no business other than to invest in ZenniHome Holdings, Inc.

Although ZenniHome Holdings, Inc. is a corporation, you will be an owner of ZenniHome CF LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to ZenniHome Holdings, Inc., not to ZenniHome CF LLC, unless otherwise indicated.

§227.201(b) – Directors and Officers

The Company is a corporation, managed by its Board of Directors and officers.

Under the Company's governing documents, the Board of Directors has five members, designated as follows:

- The owners of Common Stock, voting as a separate class, have the right to elect four Directors.

- The owners of the Preferred Stock, including the Series A Preferred Stock, voting as a separate class, have the right to elect one Director. As long as Caliber Tax-Advantaged Opportunity Zone Fund, L.P. and its affiliates hold at least 640,000 shares of Series Seed Preferred Stock, it will have the right to designate that one Director.

Name	Position(s) with Company	Joined Company	Other Current Occupation and Occupation During the Last Three Years
Connie Carras*	Director	2022	Independent Director Founder and CEO CEC Enterprises Consulting
Mindy Rex*	Director	2022	President & CEO Pacific Housing Partners
Robert Worsley*	Director, CEO, Board Chairman	2022	Previously CEO of NZ Legacy and Novo Power
Stephen James*	Director	2022	SVP Community Planning and Design Larry H. Miller Real Estate
Chris Loeffler**	Director	2022	CEO, Caliber Funds
Trevor Barger	Chief Revenue Officer	2022	CEO, Espiritu Loci

*Elected by holders of Common Stock

**Elected by Caliber

Additional Information About Officers and Directors

Bob Worsley, Founder, CEO and Chairman of the Board

Bob is an accomplished and celebrated entrepreneur, former Arizona State Senator, and author.

Bob became interested in the future of housing while working with a friend in Provo, Utah in 2018 after his retirement from the Arizona Senate. That interest has blossomed into ZenniHome.

Named 1999 Arizona Entrepreneur of the Year and 2018 Legislator of the Year, after his BYU BA degree, Bob began his career in 1980 as a CPA with Price Waterhouse, went on to found SkyMall in 1989, took it public in 1996 and then sold it to Rupert Murdoch's corporate empire in 2001. He then founded NZ Legacy which has been active in real estate, energy and mineral developments since 2002. He built an $80 Million 28MW biomass energy plant in 2008, fueled by the remains of the Rodeo-Chediski fire which burned over 450,000 acres of Arizona forest land in 2002; his company, NovoPower is currently fueled by 15,000 acres per year of forest-thinning and is staffed with over 100 employees and contractors. It operates with a 15% EBITDA per year.

A three term Arizona State Senator, Bob is involved with energy and technology issues, citizen engagement, data collection, and the required infrastructure for future autonomous vehicles. Bob authored the recently published book, "The Horseshoe Virus" which tells his story of being elected to fight for immigrants in Arizona.

Bob has served or serves on Boards of Mesa United Way, Mesa Urban Renewal Lab, United Families, Institute of American Values in NYC, Arizona Aerospace Association, Maricopa County Association of Governments Economic Council, and American Businesses for Immigration Coalition. He has been Scoutmaster to a 36 scout troop, leading an LDS Mission to Uruguay and Paraguay, a decade-long Hispanic congregation leader, as well as numerous other civic, Church, and philanthropic roles.

Trevor Barger, Chief Revenue Officer

Trevor is ZenniHome's CRO. Trevor brings over 20 years of experience in land use planning and design, having worked for both public and private clients at a variety of scales and project types. He is the Founder, Espiritu Loci Incorporated, a land planning and development assistance firm specializing in creating spirited one-of-a-kind settings for life. He has apprenticed under Vern Swaback, Frank Lloyd Wright's last apprentice - an experience that has been influential in his professional development as design cues and the character of place are often driven by the beauty of surrounding forms, colors, and materials.

Trevor holds a Master of Science in Planning, University of Arizona and a Bachelor of Science in Design with a focus on Housing and Urban Development, Arizona State University.

Stephen James, Board Director

Stephen James serves as ZenniHome Board Director. He is Executive Vice President Planning and Community Design at Larry H. Miller Real Estate and transforming post mining land into Daybreak, a 4,200 acre sustainable, transit oriented, and walkable new town that is striving to stem the negative impacts of sprawl in the Salt Lake Valley and demonstrate an alternate path forward for developers and suburban towns.

Stephen has proven architecture, urban planning & design, and community design & development skills that creates and transforms community development markets with innovative, targeted, smart growth vision and implementation that is based in research. He has previous Architecture design experience with focus on adoption of leading edge technologies, Design West, HGA. He is active in the AIA, CNU, and ULI, often speaking on panels and participating in charrettes aimed at innovation in community planning and neighborhood design.

His work has been recognized in 2011 as the Best Smart Growth Community and Community of the Year at the Best of American Living Awards sponsored by the National Association of Home Builders and he has served as Judge in the 2009 prestigious ULI Gerald Hines competition.

Stephen holds a Masters in Architecture degree, with honors, University of Minnesota, a Bachelor of Science, Architecture and German Studies, University of Utah and an Industrial Design, Brigham Young University.

Chris Loeffler, Board Director

Chris Loeffler founded and has served as the CEO and Chairman of Caliber's Board of Directors since soon after its inception. As CEO, Chris directs and executes global strategy, oversees investments and fund management, and contributes to private and public capital formation. As a Co-Founder Chris took an early role forming the Company's financial and operational infrastructure and navigating the vertical integration of all real estate and investment services.

Prior to forming Caliber, Chris worked at PwC in Phoenix, Arizona, completing public company audits, developing control systems, and completing several acquisition or sale transactions. Some of Chris's clients included Honeywell International, Inc., CSK Auto Inc., Verizon Communications, Inc., Republic Services, Inc., Car Wash Partners, Inc., and the Arizona Diamondbacks.

Chris earned a Bachelor of Science degree in Business Administration with a concentration in Accounting from California Polytechnic State University, San Luis Obispo. Chris also attended Universidad Complutense de Madrid (University of Madrid) in Madrid, Spain. In addition, Chris is the Co-Founder and former Board Director for Qwick, Inc., a venture-funded hospitality staffing marketplace, and a Board Director and Treasurer for the Mesa Police Foundation.

Connie Carras, CPA, CA, GCB.D, CCB.D, Board Director
Connie Carras is an Independent Board Chair and Director, Entrepreneur, and Innovator. She is a trusted, purpose driven Leader who focuses on shaping and leading "Innovation for Good".

Connie chairs the EnerQuality Corporation Board and serves as Director and Risk Committee Chair on the Canlan Sports Inc. (TSX:ICE) Board,. She is the Founder & CEO of CEC Enterprises Consulting, providing strategic innovation and start up advisory in Canada and the US and she is the former partner and Canadian national leader for PwC and IBM's Institutional Investor consulting practices.

Experienced working across Canada, the US, and the UK in Real Estate, Banking, Insurance, and Institutional Investment and leading strategic change using the levers of technology and ESG, Connie is known for bringing together ideas, partnerships, and capital that strategically accelerate industry innovation and its impact. Her clients include Canadian and North American Developers, Lenders, proptech, fintech, and climate tech startups.

Passionate about climate and the environment, the future of housing and DE&I at the governance level, she speaks regularly and consults on how businesses can better address ESG, AI, and transformative technologies in their strategy and governance agendas—especially to see beyond compliance and risk management and to target opportunity.

Mindy Rex, Board Director

Mindy Rex is an affordable housing enthusiast. Mindy is the Managing Director of Originations at CREA LLC and President & CEO for Pacific Housing Partners. She is also the co-founder of AutoVol, the largest housing factory in the USA, located in Boise, Idaho.

Mindy s worked previously with Wells Fargo as VP Community Funding Investment, and VP NOAH, the Network for Oregon Affordable Housing.

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Mindy holds a BS from Portland State University in Business Management/Finance.

§227.201(c) – Identify Each Person Who Owns 20% or More of the Voting Power

The only person who owns 20% or more of the voting power of the Company, immediately before this offering, is The Robert M. Worsley and Christi M. Worsley Revocable Trust, controlled by Robert Worsley, which owns approximately 57% of the Company's voting power.

§227.201(d) – The Company's Business and Business Plan

Overview

The Company is engaged in the business of designing, manufacturing, and selling steel volumetric modular homes. The Company's mission is to help solve the housing crisis in the U.S. with attainably priced, beautifully designed, smart and environmentally considered homes. ZenniHome units are designed with commercialized smart home, green, iOT, WIFI and grid-free tech. The homes can be used on or off-grid with PV power and battery. AWS atmospheric water harvesting and grey and blackwater separation might provide certain environmental water management.

The Company offers two patent pending standard models, a 320sf Denizen Unit and a 640sf Citizen Unit. These models can be used as homes on their own, as Accessory Dwelling Units (ADUs) or combined horizontally or stacked vertically up to 5 stories over a podium. Homes are built to the dimensions of standard shipping containers so they can be transported easily and without special permit by truck, rail, and ship. The homes are suitable for consumer purchase and use, for developer purchase and use, for government purpose and use and for Navajo housing. The base price for a Denizen Unit is $90,000 and for a Citizen Unit is $125,000. Currently, ZenniHome units are provided fully furnished for move in ease.

ZenniHome's two standard products provide "lego" like flexibility in single, multi-family and community designs. To its knowledge, the Company is unique in the use of smaller spaces made to accommodate multiple living functions with the use of transforming furniture and walls. ZenniHome is also unique in its ability to stack five stories high without additional supports, offering important density options for small and missing middle housing.

The Company offers service partners that offer options for financing and site evaluation, preparation, and installation.

Homes are currently manufactured in Page, AZ, USA, within easy access to abundant and skilled factory labor and a centralized transportation area of 90M population in the US Southwest. Factory produced model homes are available for touring in Mesa, AZ. In 2023, the Company signed a contract for a $10.5M 90 unit multi-family development in Mesa, AZ, scheduled for completion in 2023.

The Company has a 5-member professional Board of Directors with the majority of Directors independent of Company operational roles, and it has a CEO and Founders with decades of real estate and successful start up through IPO experience. Its two co-founders are the leaders in community design in Arizona and Utah. In its startup stage through 2022, the Company raised $6M in Series Seed capital, with Caliber Co as the lead investor.

The Company is currently a Qualified Opportunity Zone Business.

Mission, Vision, and Accomplishments

From Chaos:


CNN BUSINESS
Tech
Media
Success
More
S&P 500
NASDAQ
The US housing market is short 6.5 million homes
By Anna Bahney, CNN
Updated 8:57 AM ET, Wed March 8, 2023
SALE


NATIONAL MORTGAGE PROFESSIONAL
Goldman Sachs: Housing Affordability Biggest Challenge For Market
US housing affordability at lowest levels in history
Goldman Sachs Housing Affordability Index
Goldman Sachs

To Zen, and ZenniHome:



Headlines across the US and most of the industrialized nations around the world scream housing shortages and the need for affordable solutions driven by the private sector and supported by government policy.

Solving this problem will require strategic efforts to tackle the many complex issues impacting the industry's ability to provide comprehensive and rapid responses to unmet demand and supply constraints including:

- labor shortages
- inflation, supply chain and cost escalation
- financial attainability
- technology and business model innovation
- development risk and capital access

- under-addressed social issues with populations of indigenous, homeless and those with drug and mental health issues
- more frequent and more severe climate events requiring emergency response in housing
- eventual recovery from global conflicts and rebuilding from the destruction caused by these conflicts

ZenniHome entered this market in 2020, determined to think differently, bringing together the leadership practices in manufacturing, technology, business model innovation, and the environment to the surgically re-invent how housing and homes are imagined, created, brought to market and how people live:

- Why do homes need to be constructed on site, where labor markets are tight, the weather causes delays and material damage that all add to costs?
- Why do homes need to have single purpose rooms-adding to the costs of construction, financing and operation as well as their environmental impact?
- How can development risks and costs be better managed to better democratize development and accelerate supply to market?

The answer to the questions led the ZenniHome team to create:

- Beautifully designed, volumetric modular homes, made with steel, offering extraordinary strength to stack, and many resilience and recycling benefits over wood
- Factory produced with the precision of certain advanced manufacturing
- Designed in size and form to allow easy transport
- Two fully factory constructed models, that can be used on their own, or joined horizontally, or stacked vertically up to five storeys without special support structures
- Fully furnished, but transforming interior spaces that take maximum advantage of a smaller overall footprint and saving the construction costs of more square feet
- Energy, water and waste mitigation with off-grid living or with reductions in each of these areas reducing environmental impacts and operating cost affordability

Led by an experienced leadership team and majority independent Board of Directors, the Company has successfully completed its start up phase with important and noteworthy results:

- A new plant in an AZ Opportunity Zone, setup, staffed, operationally laid out, and producing beautifully designed and state licensed homes
- Validated demand through a soft order pipeline of more than 38,000 units across the B2B, B2C, B2G and B2Navajo (B2N) markets
- A Delaware C. Corp structure and successful $6MM Series Seed Preferred Capital raise led by Caliber Co at a $25MM post-money valuation

In January 2023 the Company signed a $10.5MM contract for a 90 unit, five story above podium development in Mesa, AZ. The Company is now looking to move fully into its growth stage with a $25MM Series A capital raise in 2023 to support its operations and growth potentially through the end of 2025 (based on current assumptions), at which time it might look to additional capital requirements for additional production facilities and next generation automation.

From Concept to Licensed Design, to Factory Production, Transportation, and in Siting



Model Home in Mesa, AZ, Exterior view



Model Home Mesa, AZ, Interior View



Factory in Page, AZ



FrameCad for Steel Manufacturing



CombiLift for Completed Home


Dining/Office/
Full Bed
Bath
Kitchen
Front Entry/
Covered Stoop
W/D
Fridge
Office/Closet
Patio/Balcony
Living/
King Bed

Citizen Home

Financial Projections

Based on current assumptions, the Company expects to generate approximately $24 million of revenue in 2023 and approximately $71 million of revenue in 2024, and to achieve profitability in 2024. However, those estimates are based on “soft” orders that have not yet been booked, among other assumptions. A number of factors could cause the Company to fall short of these expectations. See “RISKS OF INVESTING.”

Additional information about the Company and its plans, products, competitors, and markets is provided in EXHIBIT A, the “Campaign Page” on WeFunder. EXHIBITS A-1 and A-2 provide written transcripts of the videos on the Campaign Page.

Lease

The Company recently entered into a 75-year lease with The Navajo Nation for the site in Page, Arizona, where its factory is currently located. Among other features, the lease provides for the abatement of rent (*i.e.*, zero rent) through 2030.

§227.201(e) – Number of Employees

The Company currently has 82 employees, full-time and part-time. That number does not include any independent contractors.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making this investment. Please see EXHIBIT B for a more expansive list of potential risks associated with an investment in the Company.

§227.201(g) – Four Simultaneous Offerings

The Offerings

This Company is conducting four types of offerings at the same time:

1) This offering of Series A Preferred Stock under Regulation Crowdfunding, which is targeted to non-accredited investors.

2) An offering of Series A Preferred Stock targeted to accredited investors who are able to take advantage of the tax benefits for "qualified opportunity funds" under section 1400Z-2 of the Internal Revenue Code.

3) An offering of Series A Preferred Stock targeted to other accredited investors.

4) An offering of Convertible Promissory Notes targeted to accredited investors.

The Company is trying to raise a total of up to $25,000,000 combined, in all four offerings. As of the date of this Form C/A, the Company has raised approximately $942,400 in this Regulation Crowdfunding offering, $100,000 from investors who are able to take advantage of the tax benefits for "qualified opportunity funds", $130,000 from other accredited investors outside of those two offerings, and nothing under the convertible note offering.

In the case of individuals, an "accredited investor" is generally a person:

1) With annual income of at least $200,000;

2) With annual income, together with a spouse, of at least $300,000;

3) With a net worth, either alone or together with a spouse, of at least $1 million, excluding his or her principal residence.

Target Amount and Offering Deadline for Regulation Crowdfunding Offering

The minimum amount the Company is trying to raise in this Regulation Crowdfunding offering – our "target amount" – is $50,000, with a maximum $5,000,000.

If we have not raised at least the target amount by April 29, 2024 – our "offering deadline" – then we will terminate the Regulation Crowdfunding offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $5,000,000 maximum.

If we reach our target amount before the offering deadline we intend to close the offering early, but only if the offering has been publicly available on WeFunder's platform for at least 21 days and we provide at least five days' notice of the new offering deadline. Then we will continue trying to raise money up to our $5,000,000 maximum and have interim "closings" where we transfer the money for Company use.

WeFunder will notify you when and if we reach our target amount.

The Company may terminate the Regulation Crowdfunding offering, or any of the offerings, at any time.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No
What is the maximum you will accept in this Offering?	$5,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will terminate this Regulation Crowdfunding offering if and when we have received subscriptions for $5,000,000.

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $50,000:

Use of Money	How Much (approximately)
Payment to WeFunder	$6,750
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$20,000
Materials and Labor for Plant Production	$23,250

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TOTAL	**$50,000**

If we raise the maximum goal of $5,000,000:

Use of Money	How Much (approximately)
Payment to WeFunder	$328,500
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$3,246,500
Senior Hires	$625,000
Sales, Marketing and Promotion	$500,000
TOTAL	**$5,000,000**

If we raise $2,500,000 in this offering and $12,500,000 in total from all three offerings:

Use of Money	How Much (approximately)
Payment to WeFunder	$166,000
Other Costs of the Offerings (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$10,339,000
Senior Hires	$625,000
Sales, Marketing and Promotion	$1,250,000
TOTAL	**$12,500,000**

If we raise $5,000,000 in this offering and $25,000,000 in total from all three offerings:

Use of Money	How Much (approximately)
Payment to WeFunder	$328,500
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$21,426,500
Senior Hires	$625,000
Sales, Marketing and Promotion	$2,500,000
TOTAL	**$25,000,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the information about the Company on WeFunder's website;

- If you decide to invest, press the *Invest* button

- Follow the instructions

The minimum amount you can invest in the offering is $250. Investments above the minimum may be made in increments of $1.00.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as EXHIBIT C, and which provides, among other things, that you will become a party to the Limited Liability Company Agreement of ZenniHome CF LLC as a "Member" thereunder.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on April 27, 2024 (48 hours before the offering deadline).

To cancel your investment, go to wefunder.com/portfolio or, if you need assistant, send an email to support@wefunder.com. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on WeFunder's platform*.*

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

NOTE TO INVESTORS: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the offering closes, then WeFunder will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest within five business days, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering shares of its Series A Preferred Stock for $7.114 per share.

The Company believes it was worth $75 million immediately before raising capital in the four offerings. With 10,542,547 shares then outstanding on a fully-diluted basis, this implies that each share of Preferred Stock is worth $7.114.

To calculate the number of shares outstanding "on a fully-diluted basis" we assume that all convertible shares have been converted, all options and warrants have been exercised in full, and all shares reserved for issuance but unallocated under the Company's 2022 Stock Incentive Plan are issued and outstanding.

§227.201(m) – Terms of the Securities

Overview

The Company, ZenniHome Holdings, Inc., is offering "securities" in the form of its Series A Preferred Stock.

NOTE TO INVESTORS: As explained above, you will invest in ZenniHome CF LLC, not in the Company directly. You will receive an interest in ZenniHome CF LLC called "Investor Shares" while ZenniHome CF LLC will receive shares of Series A Preferred Stock issued by the Company.

The governing documents of ZenniHome CF LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT D and EXHIBIT E), and the Investor Shares to be issued to you from ZenniHome CF LLC, are intended to put you in the same position as if you had purchased Series A Preferred Stock directly from the Company. Consequently, the discussion below describes the consequences of purchasing Series A Preferred Stock directly.

Other Classes of Securities

The Company currently has outstanding two classes of securities other than the Series A Preferred Stock: Common Stock and Series Seed Preferred Stock.

The respective rights of the Common Stock, the Series Seed Preferred Stock, and the Series A Preferred Stock are described in the Company's Amended and Restated Certificate of Incorporation, attached as EXHIBIT F. We refer to the Series Seed Preferred Stock and the Series A Preferred Stock together as "Preferred Stock."

As described above, the Company is also offering for sale Convertible Promissory Notes, but has not yet sold any.

Conversion of Preferred Stock to Common Stock

The owner of Preferred Stock has the right to convert to Common Stock at any time. Initially the conversion ratio is 1:1 but might be adjusted per the antidilution protection described below.

The Preferred Stock will automatically convert into Common Stock either (i) when and if the Company engages in an underwritten public offering of its Common Stock with total gross offering proceeds to the Company in excess of $30 million, or (ii) with the approval of the owners of a majority of the Preferred Stock.

The conversion ratio is subject to adjustments using a standard "broad-based weighted anti-dilution" formula.

Liquidation Preference

If the Company liquidates or dissolves, the proceeds of such liquidation or dissolution will be distributed as follows:

- First, the owners of Preferred Stock will receive the *greater of*:

  o The price they paid for their Preferred Stock, plus any declared but unpaid dividends; or

  o The amount they would receive had they converted to Common Stock immediately before the liquidation or dissolution.

- Second, any balance will be distributed to the owners of the Common Stock (including former owners of Preferred Stock prior to such liquidation or dissolution event, if they converted to Common Stock).

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation for these purposes, thereby triggering payment of the liquidation preferences described above, unless the owners of a majority of the Preferred Stock elect otherwise.

Voting Rights

Each owner of Preferred Stock will be entitled to vote in two ways:

- On any matter where owners of Common Stock are entitled to vote – except for matters where owners of Common Stock are voting as a separate class – each owner of Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock he, she, or it would own if the Preferred Stock were converted into Common Stock at the then-current conversion ratio.

- On any matter where owners of Preferred Stock are voting as a separate class, each owner of Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock he, she, or it would own if the Preferred Stock were converted into Common Stock at the then-current conversion ratio.

Voting Agreement

The crowdfunding vehicle, ZenniHome CF LLC, will be a party to an agreement captioned "Voting Agreement" by and among the Company (ZenniHome Holdings, Inc.) and certain other parties (the "Voting Agreement"). A copy of the Voting Agreement is attached as EXHIBIT G.

The Voting Agreement does three things:

- It requires all parties to vote for the election of the Board of Directors as described above in "Directors and Officers."

- It requires all parties to vote in favor of increasing the number of shares of Common Stock, so there will be enough shares of Common Stock to accommodate the conversion of the Preferred Stock.

- It requires all parties to vote for the sale of all their stock if the sale is approved by the Board of Directors, the owners of at least a majority of the outstanding shares of Common Stock, and the owners of at least a majority of the outstanding shares of Preferred Stock, in each case voting as a separate class.

In the Limited Liability Company Agreement of ZenniHome CF LLC (EXHIBIT D), each investor in the Regulation Crowdfunding offering is required to vote his, her, or its shares as required by the Voting Agreement.

Right to Dividends

If the Company, in its sole discretion but subject to the approval of the holders of a majority of the then-outstanding Preferred Stock, pays a dividend, each owner of Preferred Stock will be entitled to share in the dividend. However, the Company does not expect to pay dividends for the foreseeable future.

Drag Along Rights

If the Board of Directors, the owners of at least a majority of the outstanding shares of Common Stock, and the owners of at least a majority of the outstanding shares of Preferred Stock, in each case voting as a separate class, propose to sell their stock to a third party (whether pursuant to a merger, stock sale or similar transaction), all remaining stockholders of the Company must join in the sale, even if they disagree with the sale.

Limits on Transfer

In general, your investment in ZenniHome CF LLC is freely transferable. However, there are several practical obstacles to selling your investment:

- The Company has the right to impose conditions to ensure the transfer doesn't violate any laws or impose any special conditions on the Company.

- There will be no ready market for your interest, as there would be for publicly-traded stock.

- By law, for a period of one year, you won't be allowed to transfer your investment except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Securities

The terms of the Preferred Stock may be modified by the Company and holders of a majority of the shares of Preferred Stock.

Obligation to Contribute Capital

Once you pay for your investment you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company. For example, if the Company paid a dividend at a time when it were insolvent, investors could be required to return the dividend.

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Preemptive Rights

As an investor in the Regulation Crowdfunding offering, you will not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Protective Provisions

For so long as at least 25% of the initially issued shares of Preferred Stock are outstanding, the consent of owners of a majority of the Preferred Stock is required for any Company action that:

- Alters the rights, powers or privileges of the Preferred Stock adversely;

- Increases or decreases the authorized number of shares of any class or series of capital stock;

- Authorizes or creates (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with the Preferred Stock;

- Redeems or repurchases any shares of the Common Stock or Preferred Stock, other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares at the original cost and pursuant to the exercise of any contractual right of repurchase);

- Declares or pays any dividend or otherwise make a distribution to the Preferred Stock or Common Stock;

- Increases or decreases the size of the Board of Directors;

- Liquidates, dissolves, or winds-up the business and affairs of the Company, effects any liquidation event, or consents, agrees or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by the Preferred Stock;

- Amends the Company's 2022 Stock Incentive Plan; or

- Enters into or becomes a party to any transaction with any director, officer, or employee of the Company or any associate (as defined in SEC Rule 12b-2 under the Securities Exchange Act of 1934) of any such person.

IPO Lockup

If the Company engages in an underwritten initial public offering, the owners of the Preferred Stock will agree, if asked by the managing underwriter, not to sell or transfer any shares for up to 180 days, plus an additional customary period to extent necessary to comply with applicable regulatory requirements following the offering.

Who Controls the Company

Subject to the "Protective Provisions" described above, Robert M. Worsley currently controls the Company and its business, as the Company's majority stockholder, the Chairman of the Company's Board of Directors, and its Chief Executive Officer.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect investors, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Note that the "Protective Provisions" described above may be waived by owners a majority of the Preferred Stock. With the consent of those stockholders, the Company could, among other things:

- Issue a class of securities with rights superior to those of the existing Preferred Stock.

- Enter into transactions with "insiders" on terms you believe are unfair to the Company.

- Change the rights of the Preferred Stock.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

- The risk that you will be out-voted on important questions.

Rights of Security-Holders

Common Stock and Preferred Stock

The following summarizes the material rights of the Common Stock and the Preferred Stock:

	Common Stock	*Preferred Stock*
Number of Shares Outstanding Immediately Before Offering	4,963,107*	2,400,000
Number of Shares Outstanding Currently	4,963,107*	2,564,654
Number of Shares Outstanding Immediately Following Offering, if Company Raises $25M (but assuming no Notes are issued)	4,963,107*	5,914,196
Voting Rights	Yes	Yes – see "Voting Rights" above.
Right to Dividends	Yes	Yes
Distributions on Liquidation	Yes, based on the number of shares owned, after the Preferred Stock liquidation preference (if applicable).	Yes – see "Liquidation Preference" above.
Preemptive Rights	No	No
Obligation to Contribute More Capital	No	No
Conversion to Common Stock	N/A	Yes – see "Conversion of Preferred Stock to Common Stock" above.
Anti-dilution Protection	N/A	Yes – see "Conversion of Preferred Stock to Common Stock" above.

*In addition to the shares of Common Stock issued and outstanding, the Company has issued options to acquire 2,476,603 shares of Common Stock to employees and others and has reserved options for an additional 702,837 shares of Common Stock, of which options for 114,356 shares of Common Stock have been promised to current Company service providers but not yet formally granted to them.

NOTE TO INVESTORS: This chart describes the rights of the Common Stock and the Preferred Stock set forth in the Company's Amended and Restated Certificate of Incorporation. As described below, some holders of Preferred Stock have additional rights, granted by contract. Investors in the Regulation Crowdfunding offering will not have these rights.

Convertible Promissory Notes

The following summarizes the material rights of the Convertible Promissory Notes (the "Notes"):

- The Notes have a maturity of 18 months.

- The Notes bear interest at 8% per year.

- If they are still outstanding at maturity, the Notes will convert to shares of Series A Preferred Stock at $7.114 per share, *i.e.*, the same price for which shares of Series A Preferred Stock are being sold in this offering.

- Holders of the Notes have no voting rights before conversion.

- If the Company is sold before conversion, holders of the Notes will have the right to receive accrued interest plus 125% of the outstanding principal.

- Mr. Worsley may convert all or a portion of the outstanding indebtedness under his currently Company promissory note for Notes.

- Upon conversion of the Notes, the holders will be required to sign the Voting Agreement as well as the two agreements described below.

Cap Table

The ownership of the Company's securities is set forth on EXHIBIT H.

Other Agreements

The Company is a party to two additional agreements with some of its stockholders:

- *Right of First Refusal and Co-Sale Agreement*. This agreement gives investors who have purchased at least 600,000 shares of Series Seed Preferred Stock or at least 730,953 shares of Series A Preferred Stock two rights: one, the right to buy shares owned by Mr. Worsley (or future holders of the Company's Common Stock representing more 1% or more of the then fully diluted capitalization of the Company) if he (or they) wants to sell them; and two, the right to sell some of their shares if Mr. Worsley (or future holders of the Company's Common Stock representing more 1% or more of the then fully diluted capitalization of the Company) chooses to sell some of his (or theirs).

- *Investors' Rights Agreement.* At the request of stockholders who are party to this agreement and own at least 30% of the Preferred Stock, the Company will register with the SEC, on Form S-1 or, if the Company is otherwise able, on Form S-3, as applicable, the Common Stock owned by such stockholders and the Common Stock owned by any other parties to the agreement who so request. In addition, if the Company itself elects to register its shares with the SEC for public sale, then the stockholders who are a party to this agreement have the right to elect include a portion of their shares in such a sale. In addition, investors who have purchased at least 600,000 shares of Series Seed Preferred Stock or at least 730,953 shares of Series A Preferred Stock have the right to receive certain information from the Company, including audited annual financial statements, and also have preemptive rights, i.e., the right to participate on a pro rata basis in future issuances of stock.

Neither the crowdfunding vehicle, ZenniHome CF LLC, nor any of the investors in the Regulation Crowdfunding offering will be party to either of these agreements.

Copies of these agreements are available upon request.

Qualified Opportunity Zones

Under certain circumstances, section 1400Z-2 of the Internal Revenue Code (the U.S. tax code) provides tax benefits to those who invest in companies located in "qualified opportunity zones."

The Company is located in a qualified opportunity zone and accredited investors in one of the other offerings being conducted at the same time as this Regulation Crowdfunding offering will be entitled to the associated tax benefits. However, the Regulation Crowdfunding offering described in this Form C is structured in a way that will *not* allow investors to claim those tax benefits.

This means that if you are an accredited investor and otherwise are qualified for the tax benefits (mainly, you have capital gains to reinvest), you might be better off investing in the other offering rather than in this offering.

§227.201(n) – The Funding Portal

The Company is offering its securities through Wefunder Portal LLC ("WeFunder"), which is a "funding portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00033, the CIK number is 0001670254, and the CRD number is 283503.

WeFunder does not own any direct or indirect interest in the Company and there is no arrangement for WeFunder to acquire such an interest.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate WeFunder as follows:

- 6.5% of the offering amount upon a successful fundraise*
- Reimbursement for out-of-pocket third party expenses

WeFunder owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the offering, nor is there any arrangement for WeFunder to acquire an interest.

*WeFunder will refund to the Company any fees attributable to investments of $25,000 or more made by accredited investors with whom the Company had a pre-existing relationship.

§227.201(p) – Indebtedness of the Company

The material liabilities of the Company are listed on the Company's financial statements.

As of June 30, 2023 the Company had "trade debt" to creditors like landlords, lawyers, and accountants, of about $1,541,994 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date of Offering	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
March 2022 through December 2022	Section 4(a)(2) of Securities Act	Preferred Stock	$6,000,000	General Operations

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name	Relationship to Company	Value of Insider's Interest in Transaction
Salary & Benefits	Annual	Bob Worsley	See Above	$287,500*
Bonus Arrangement	N/A	Bob Worsley	See Above	1.5% of Multi-Family Sales
Operating Line of Credit	03/2023	Bob Worsley	See Above	Credit Line of $4,000,000**
Purchase of Truck	TBD	NZ Legacy	Controlled by Bob Worsley	$43,000
Purchase of Product (Homes) by Caliber	01/2023	Caliber	See Above	$10,500,000
Salary and Benefits	Annual	Trevor Barger	See Above	$276,000*for Half-Time
Bonus Arrangement	N/A	Trevor Barger	See Above	1.5% of Multi-Family Sales
Stock Options – 135,000 Shares of Common Stock Per Year for Three Years	N/A	Trevor Barger	See Above	Unknown
Consulting Arrangement	Current	Connie Carras	See Above	$63,000
Consulting Agreement	Current	Espiritu Loci	Affiliated with Trevor Barger	Unknown
Opportunity Zone Compliance and Indemnification Agreement	N/A	Caliber	See Above	$150,000
Letter Agreement	N/A	Caliber	See Above	Unknown
Director and Officer Indemnification Agreements	Current	Each Director	Directors	Unknown

*These figures are approximate for 2023. Salaries, bonuses, and benefits are subject to change.

**After accounting for the cost of borrowing, Mr. Worsley does not expect to obtain any net financial benefit from this transaction. Mr. Worsley may elect to convert all or a portion of amount outstanding under this credit line arrangement ($2,994,302 in total as of July 31, 2023) to a Convertible Promissory Note with the terms described above. In such event, the credit line arrangement would still remain in place.

NOTE: Employees, consultants, and others also receive equity-based compensation under the Company's stock incentive plan.

§227.201(s) – The Company's Financial Condition

Liquidity and Capital Resources

While the cost of borrowing has increased because of interest rate increases intended to manage inflation and while the banking system has taken some initial liquidity impact from the Silicon Valley Bank and subsequent failures, the housing shortage, housing industry labor shortages, and more attainable pricing ZenniHome offers still make its products attractive in the current market conditions.

In early 2023, ZenniHome signed a contract for 90 ZenniHome units with Caliber Co. as developer. The contract is structured to provide cash advances consistent with the timing of materials acquisition and labor cost of production.

In addition to its 38,000 plus soft orders, the Company has several developers interested in securing production line time and will be charging 5% of the order value to schedule the time.

In 2022, the Company successfully completed a Series Seed capital raise for $6,000,000 at a $25,000,000 post money valuation.

To support any unplanned short term capital requirements, in early 2023, the Company signed an up $2,000,000 multiple advance promissory note at prime + 2% with interest only payments and balloon principal repayment in one year with the Founder, Mr. Worsley, which note has been increased to a maximum of up to $4,000,000. Mr. Worsley may convert all or a portion of the indebtedness outstanding under such note into one or more Convertible Promissory Notes, provided the advance promissory note would remain in place in such case to accommodate potential future funding.

The Company plans to raise up to $25,000,000 in total from the sale of its newly-authorized Series A Preferred Stock at a $75,000,000 pre-money valuation to support its future capital requirements. The Company will conduct four offerings concurrently: an offering under SEC Rule 506(c) for accredited investors seeking the tax benefits associated with Qualified Opportunity Zones; an offering under Rule 506(c) for accredited investors unable to take advantage of those tax benefits; an offering under section 4(a)(6) of the Securities Act of 1933, aka Regulation Crowdfunding, conducted on the WeFunder portal and targeting non-accredited investors; and an offering of Convertible Promissory Notes to accredited investors.

Results of Operations

In 2022, ZenniHome acquired and set up a production factory in Page, AZ on the Navajo Nation on the site of the largest decommissioned coal plant in America. Costs of approximately $600,000 incurred to set up water, waste, power, and internet connectivity were spent in 2022 but will be offset against lease payments.

Plant set up for manufacturing was completed in 2022 and in early 2023, the Company completed two model homes now on location in Mesa AZ.

Major equipment to support manufacturing was purchased in 2022 and equipment finance loans were secured. A FrameCad machine for steel stud manufacturing, a CombiLift to move completed homes onto transportation trucks, and factory forklifts were purchased in 2022.

Factory labor and management positions were staffed from local resources.

The bill of materials was simplified and over 50% reduction in cost was achieved from initial re-shoring of procurement and manufacturing from China.

The Company finalized and received approval for the design of its Citizen and Denizen models with the State of Arizona, Department of Housing

A Chief Revenue Officer was hired in November 2022 to manage a 38,000+ soft order pipeline.

The Financial Condition of the Crowdfunding Vehicle

The crowdfunding vehicle, ZenniHome CF LLC, was formed for the sole purpose of facilitating the offering of the Company. It has no assets and no liabilities and will not engage in any business.

§227.201(t) – The Company's Financial Statements

The Company's financial statements are attached EXHIBIT I.

§227.201(u) – Disqualification Events

NOTE TO INVESTORS: A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials on WeFunder's website). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

WeFunder conducted background checks on the principals of the Company (*i.e.*, those covered by this rule). Copies of the background checks are available on request.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on WeFunder's website.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://zennihome.com/invest, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Information

When accredited investors invest through the offerings being conducted at the same time as this Regulation Crowdfunding offering, they and the Company will sign an agreement captioned "Series A Stock Purchase Agreement." As part of this agreement, the Company will make certain disclosures to investors. These disclosures on set forth on EXHIBIT J.

ZᴇɴɴɪHᴏᴍᴇ Hᴏʟᴅɪɴɢꜱ Iɴᴄ.

ZᴇɴɴɪHᴏᴍᴇ CF LLC

Signature Page for Form C/A – Second Amendment of Offering Statement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq*.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ZENNIHOME HOLDINGS INC.

DATED: 8/15/2023 _____   By _ *Bob Worsley* _____

Robert M. Worsley, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq*.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Bob Worsley _____   8/15/2023 _____
Robert M. Worsley, Director, CEO, CFO   Date

Connie Carras _____   8/15/2023 _____
Connie Carras, Director   Date

Mindy Rex _____   8/16/2023 _____
Mindy Rex, Director   Date

_____   8/17/2023 _____
Stephen James, Director   Date

_____   8/16/2023 _____
Chris Loemer, Director   Date

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Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq*.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ZENNIHOME CF LLC

DATED: 8/15/2023 _____

By: ZenniHome Holdings Inc
     As Manager

By *Bob Worsley* _____
    Robert M. Worsley, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq*.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Bob Worsley _____
Robert M. Worsley, CEO of Manager

8/15/2023 _____
Date

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EXHIBIT B - RISKS OF INVESTING

ZENNIHOME HOLDINGS INC.

Risk Factors

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying our Series A Preferred Stock is not like that at all. The ability of the Company to make the profits you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Nobody guaranties the Company will be successful and you might lose some or all of your money.

We are a Startup: Although the Company is producing houses and generating sales and revenue, in many important ways it is still a startup and, like all startups, faces significant challenges establishing a profitable business. Among other things, we must:

- Raise significant capital;
- Hire and retain qualified personnel;
- Develop effective and cost-effective marketing strategies;
- Manage our growth;
- Implement technology systems;
- Create brand awareness; and
- Develop and implement financial controls.

There is no guaranty we will be able to do any of those things successfully in the long term.

Risk of New Business Model: We believe the construction industry is in need of disruption and that our products fill an urgent need, *i.e.*, that we are building a better mousetrap. The flip side of that coin, however, is that we will be successful only if we can change behavior that has not changed significantly in decades. Although a growing segment, modular construction represents only a small piece of the residential construction market. Further, the houses the Company produces are very small, considered “tiny homes.” We must persuade homeowners, developers, municipalities, and other industry participants that our product is better, or at least not worse. Ingrained consumer behavior can be extremely hard to change and there is no guaranty we will be successful.

Competition: The Company will compete with many national, regional, and local companies, with new competitors coming to the market on a regular basis. In addition, large general contractors might develop modular construction expertise in-house. Some of these competitors could have far more resources and staying power than we have, and some might have products better aligned with the market. The fact that we have (we believe) a better mousetrap doesn’t mean we will have the best mousetrap, and even if we were to have the best mousetrap, it does not guaranty our business will succeed.

Challenge of Conducting a Profitable Business at Scale: The Company is currently operating at a loss and expects to continue to do so for at least a year. To become profitable the Company will have to operate at a significantly larger scale, and operating at a significantly larger scale involves many challenges, including gaining greater market acceptance and manufacturing at much greater volume without significantly increasing per-unit costs. Early investors have the potential to earn large rewards but they also take large risk.

Manufacturing Challenges: The COVID-19 pandemic both revealed and created many challenges in the manufacturing sector, many of which are still being felt today. Among other things: unforeseen bottlenecks and delays in the supply chain; constraints on the availability of raw materials and components; sudden and dramatic price increases; and the shortage of skilled labor.

Orders the Company Expects to Receive Might Not Materialize: Discussions with prospective customers have led the Company to report what it calls "soft orders," meaning orders it expects to materialize. However, there is no guaranty that all or any of these "soft orders" will turn into actual orders.

Risks of Warranties: The Company will provide warranties to buyers, including warranties on the robotic elements of the homes. If there are material problems or warranty claims it will damage the profitability of the Company and returns to investors.

Risks of Sourcing Outside the U.S.: The Company currently manufactures finished houses at its facilities in Arizona but imports some components from abroad. As a result, the Company will incur substantial shipping charges and could be subject to the imposition of unfavorable tariffs and other unfavorable changes in laws, regulations and taxation.

Rising Interest Rates: Interest rates have risen significantly over the last 12 months as the Federal Reserve has tried to cool down the economy and thereby reduce inflation, which reached a 40-year high. Historically, rising interest have been associated with declines in real estate values and construction spending, as consumers face higher mortgage payments.

Difficulty of Enforcing Patent Protection: The Company has applied for a patent to protect its intellectual property from competitors. While a patent can provide protection, the protection can be illusory in practice. For one thing, the patent might not be approved by the U.S. Patent and Trademark Office, or might be narrowed to the point of insignificance. For another, competitors might avoid infringing on the Company's patent with very slight modifications. For another, patents can be extremely expensive to enforce in court. If a competitor with deep pockets infringes the Company's patent, the Company might simply be unable to afford to stop it.

Risks of Government Regulation: The residential construction business is highly regulated, from local zoning restrictions to environmental consideration to building codes and insurance regulation. Regulations could be issued that restrict use of modular systems or require costly changes to the Company's designs or technology. Any regulation of this kind could have an adverse effect on the Company.

Possible Infringement Claims: As far as we know, our business does not infringe on the rights of anyone else. However, it is possible that a claim will be made and that we will have to change something about our business to avoid infringement. We could also be subject to damages for the period of infringement.

Our Minimum Target Offering Amount is Arbitrary: We are trying to raise as much as $5,000,000 in this Offering but will begin to spend investor money if we raise as little as $50,000. This figure is arbitrary. If we raise only $50,000 we will not have enough money to achieve our business goals. Hence, earlier investors are taking a significantly greater risk than later investors.

We Rely on a Small Management Team: The Company relies on a small management team. If any of these individuals, especially Mr. Worsley, were to die, become disabled, leave the Company, or even spend less time on the Company's business, the Company and its investors would suffer.

The Company will Need More Capital: The Company will need more capital to execute its business plans. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan or even to stay in business.

Future Securities Could Have Superior Rights: The Company could issue securities with rights superior to the rights associated with the Series A Preferred Stock.

Difficult Capital-Raising Environment: Over the last six months many venture capital funds and angel investors have pulled back and/or become more selective, making it more difficult to raise capital.

The Company Does Not Expect to Pay Dividends for the Foreseeable Future: For the foreseeable future, the Company expects to reinvest any free cash flow back into the business. Hence, investors should not expect to see any cash returns for an extended period of time.

Uninsured Losses: The Company will carry insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. Accordingly, it is possible that the Company could suffer a significant uninsured loss.

Risks Associated with Preferred Stock: Convertible preferred stock is a useful instrument for startups and their investors, but also carries risks, including these:

- Unlike a debt instrument (*e.g.*, a promissory note), there is no maturity date with convertible preferred stock, *i.e.*, no date when the Company must give your money back.

- Suppose your convertible preferred stock converts to common stock. The Company could later issue a type of stock or other security with rights superior to those of common stock.

- In a liquidation, your convertible preferred stock would be entitled to payment only after all creditors have been paid.

Terms of Series A Preferred Stock Could be Changed: The terms of your Series A Preferred Stock can be changed with the consent of the Company and the holders of a majority of Series A Preferred Stock. Hence, the terms could be changed against your wishes and without your consent.

Subordination to Holders of Convertible Notes: As described in its Form C, the Company is offering for sale Convertible Promissory Notes at the same time it is offering Series A Preferred Stock. If the Company were sold or dissolved while the Convertible Promissory Notes were outstanding (before they converted), the holders of the outstanding Convertible Promissory Notes would have priority over holders of the Series A Preferred Stock, meaning they would have the right to be paid in full before the holders of the Series A Preferred Stock receive anything.

Securities Laws Risks: This Offering is being conducted under SEC Regulation Reg CF ("Reg CF"). We have conducted other offerings under SEC Regulation D or other securities law "exemptions." Reg CF and all other exemptions are complicated, and it is possible that we will fail to comply with one or more requirements. In that case we could be subject to fines and penalties and be required to refund all the money we have raised from investors.

Legal Risks Associated with Crowdfunding Vehicles: Investors will invest not in the Company directly but in ZenniHome CF LLC, which is intended to qualify as a "crowdfunding vehicle" (see the discussion in Form C). Because the Company is a corporation and ZenniHome CF LLC is a limited liability company, there is some risk this arrangement does not comply with the SEC's rules. In that case the offering itself would be illegal and the Company could be subject to significant penalties.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe the demand for modular housing will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe the demand for modular housing will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Registration Under Securities Laws: Neither the Company nor the Series A Preferred Stock will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the Series A Preferred Stock are subject to the same degree of regulation and scrutiny as if they were registered.

No Right to Participate in Management of the Company: Investors will have no right to participate in the day-to-day management of the Company. You should consider investing only if you are willing to entrust all aspects of the Company's business to our management team.

Restrictions Imposed by Voting Agreement: Every investor will be bound by a Voting Agreement entered into by the Company and its stockholders. Pursuant to the Voting Agreement, investors will be required to vote their shares of Series A Preferred Stock to elect certain individuals as directors, among other things.

Rights Other Investors Might Conflict with Your Interests: The Company has entered into an "Investor Rights Agreement" and a "Right of First Refusal and Co-Sale Agreement" with some of its stockholders. Both those agreements give the stockholders who are party to the agreements certain rights, including the right to certain information from the Company, the right to have their shares "registered" with the SEC in the event the Company undertakes an underwritten public offering of its stock, and the right to participate in certain sales of stock by the principals of the Company. Investors who acquire Series A Preferred Stock in the Reg CF offering do not have any of these rights, and the exercise of these rights by the stockholders who do have them could, in some circumstances, conflict with the interests of Reg CF investors.

Incomplete Offering Information: The Series A Preferred Stock is being offered pursuant to Reg CF. Although Reg CF does require us to provide some information (in Form C), it does not require us to provide you with nearly all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. It is possible that you would make a different investment decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, as required by Reg CF, we will not provide nearly all of the information that would be required of a public reporting company. And our reporting obligations under Reg CF could stop under some circumstances.

No Market for the Shares; Limits on Transferability: There are significant obstacles to selling or otherwise transferring your Series A Preferred Stock:

- Most important, there will be no public market, meaning you could have a hard time finding a buyer.

- By law, you may not sell your shares for one year except in very limited circumstances.

- To sell your shares you must satisfy certain conditions. For example, you would not be allowed to sell your shares if the sale would violate the laws around crowdfunding.

Taking the obstacles into account, you should plan to own your Series A Preferred Stock until the Company is sold or dissolved.

Conflicts of Interest: Conflicts of interest could arise between the Company and investors. For example:

- It might be in the best interest of investors if our management team devoted their full time and attention to the Company. However, members of our management time might devote themselves to other endeavors at the same time.

- Members of our management team might prefer higher levels of compensation, while investors might prefer lower levels.

- Members of our management team might want to sell the Company before or after investors believe it is prudent to do so.

- The interests of investors could also conflict with the interests of other shareholders of the Company.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Series A Preferred Stock. For example:Your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you. Additionally:

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Limited Right to Sue Management: Our Certificate of Incorporation and Bylaws limit your ability to sue members of our management team, even if they make decisions you disagree with or make mistakes that cost you money.

Risks Associated with Qualified Opportunity Zone Status: Some investors have invested, and will invest, in the Company because of its status as a "qualified opportunity zone business" under section 1400Z-

2(d)(3) of the Internal Revenue Code, and the associated tax benefits available to investors. While the Company's status as a qualified opportunity zone business makes it more attractive to some investors, it also creates several risks:

- To remain a qualified opportunity zone business the Company must continue to satisfy certain requirements, such as operating within a designated geographic radius. Operating the business in the manner required to satisfy these requirements might not always be in the best interests of the Company, if it weren't for the tax benefits to investors.

- For investors to obtain the full tax benefits associated with qualified opportunity zones, the Company will be required to remain in business for at least 10 years after the date of investment. As a result, the Company might forego the chance to be sold at an earlier time.

- The Company has agreed to pay damages to the investors who anticipated qualified opportunity zone tax benefits if it fails to remain a qualified opportunity zone business, effectively reimbursing those investors for their lost tax benefits.

NOTE: Investors who purchase Series A Preferred Stock in the Reg CF offering on WeFunder will not be eligible for the tax benefits associated with qualified opportunity zone businesses. For them, the status of the Company as a qualified opportunity zone businesses creates risk without the associated tax benefits. Of course, they do benefit, indirectly, to the extent that its status as a qualified opportunity zone businesses allows the Company to raise capital that it would not have been able to raise otherwise.